UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act Of 1934

FOR THE MONTH OF MAY 2010

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

INCORPORATION BY REFERENCE

This 6-K Report is hereby incorporated by reference into (1) the registration statement of Xinyuan Real Estate Co., Ltd. (the “Company”) on Form F-3 (Registration Number 333-160518) and into the prospectus related thereto, (2) the registration statement of the Company on Form S-8 (Registration Number 333-152637), and (3) any outstanding prospectus, offering circular or similar document issued or authorized by the Company that incorporates by reference any of Company’s reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission, and this 6-K Report shall be deemed a part of each such document from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

RISK FACTORS

The risk factors set forth below supplement and update certain risk factors in the discussion of material risks in Item 3.D of our Annual Report on Form 20-F for the fiscal year ended December 31, 2009. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, also may affect our business, financial condition and/or future operating results.

The PRC government has recently introduced certain policy and regulatory measures to control the rapid increase in housing prices and cool down the real estate market and may adopt further measures in the future.

Along with the economic growth in China, investments in the property sector have increased significantly in the past few years. Since the second half of 2009, the PRC real estate market has experienced strong recovery from the financial crisis and housing prices rose rapidly in certain cities. In response to concerns over the scale of the increase in property investments, the PRC government has implemented measures and introduced policies to curtail property development and promote the healthy development of the real estate industry in China.

On January 7, 2010, the general office of the PRC State Council issued a circular to all ministries and provincial-level local governments. This circular aimed to control the rapid increase in housing prices and cool down the real estate market in China. It reiterated that the purchasers of a second residential property for their households must make down payments of no less than 40% of the purchase price and real estate developers must commence the sale within the mandated period as set forth in the pre-sale approvals and at the publicly announced prices. The circular also requested the local government to increase the effective supply of low-income housing and ordinary commodity housing and instructed the People’s Bank of China, or PBOC, and the China Bank Regulatory Commission to tighten the supervision of the bank lending to the real estate sector and mortgage financing. On February 25, 2010, the PBOC increased the reserve requirement ratio for commercial banks by 0.5% to 16.5% and has further increased it from 16.5% to 17.0% effective May 10, 2010. Further, in order to implement the requirements set out in the State Council’s circular, the Ministry of Land and Resources, or the MLR, issued a notice on March 8, 2010 in relation to increasing the supply of, and strengthening the supervision over, land for real estate development purposes. MLR’s notice stipulated that the floor price of a parcel of land must not be lower than 70% of the benchmark land price set for the area in which the parcel is located, and that real estate developers participating in land auctions must pay a deposit equivalent to 20% of the land parcel’s floor price.

In April 2010, the general office of the PRC State Council issued a further circular to all ministries and provincial-level local governments. Among other matters, the circular provided as follows: purchasers of a first residential property for their households with a gross floor area of greater than 90 square meters must make down payments of no less than 30% of the purchase price; purchasers of a second residential property for their households must make down payments of no less than 50% of the purchase price and the interest rate of any mortgage for such property must equal at least the benchmark interest rate plus 10%; and for purchasers of a third residential property, both the minimum down payment amount and applied interest rate must be significantly higher than the relevant minimum down payment and interest rate which would have been applicable prior to the issuance of the circular (the specific figures shall be decided by the relevant bank on a case-by-case based on the principle of proper risk management). Moreover, the circular provided that banks can decline to provide mortgage financing to either a purchaser of a third residential property or a non-resident purchaser. It is possible that the government agencies may adopt further measures to implement the policies outlined in the January and April circulars. The full effect of the circulars on the real estate industry and our business will depend in large part on the implementation and interpretation of the circulars by governmental agencies, local governments and banks involved in the real estate industry.

The PRC government’s policies and regulatory measures on the PRC real estate sector could limit our access to required financing and other capital resources, adversely affect the property purchasers’ ability to obtain mortgage financing or significantly increase the cost of mortgage financing, reduce market demand for our properties and increase our operating costs. We cannot be certain that the PRC government will not issue additional and more stringent regulations or measures or that agencies and banks will not adopt restrictive measures or practices in response to PRC governmental policies and regulations, which could substantially reduce pre-sales of our properties and cash flow from operations and substantially increase our financing needs, which would in turn materially and adversely affect our business, financial condition, results of operations and prospects.

Measures implemented by the PRC government on the property development industry remain in force and further restrictive measures may be adopted in the future.

Most of the restrictive regulations and measures implemented by the PRC government to curtail property development prior to the ongoing financial crisis remain in force. We believe the following regulations and policies, among others, significantly affect the property industry in China.

In July 2006, the Ministry of Housing and Urban-Rural Development, or the MOHURD (formerly known as the Ministry of Construction), the National Development and Reform Commission, or the NDRC, the PBOC, the State Administration for Industry and Commerce, or the SAIC, and the State Administration of Foreign Exchange, or the SAFE, issued Opinions on Regulating the Entry and Administration of Foreign Investment in the Real Estate Market, which impose significant requirements on foreign investment in the PRC real estate sector. For instance, these opinions set forth requirements of registered capital of a foreign invested real estate enterprise as well as thresholds for a foreign invested real estate enterprise to borrow domestic or overseas loans. In addition, since June 2007, a foreign invested real estate enterprise approved by local authorities is required to file such approvals with the Ministry of Commerce, or the MOFCOM. As of July 1, 2008, the MOFCOM delegated its provincial branches to review the filing records in relation to foreign invested real estate enterprise’s establishment, capital increase, equity transfer, merger and acquisition, etc. Although this may accelerate the filing process, it does not eliminate the uncertainties surrounding filing as the material requirements for the filing process remain unchanged. We cannot assure you that any foreign invested real estate enterprise that we establish, or whose registered capital we increase after June 2007, will be able to complete the filing with the MOFCOM or its provincial branches.

On October 31, 2007, the MOFCOM and the NDRC jointly issued the Catalogue of Industries for Guiding Foreign Investment, which took effect on December 1, 2007, restricting the construction and operation of high-end residential and commercial properties by Sino-foreign and other foreign investment entities. In addition, the development and construction of ordinary residential properties was removed from the “encouraged” category of investment, but continue to be a permitted type of investment.

On July 10, 2007, the SAFE issued the Notice on Publicity of the List of the 1st Group of Foreign-Invested Real Estate Projects filed with the MOFCOM. This notice may strictly limit our capacity to raise funds offshore for the purpose of funding our PRC subsidiaries by means of increasing their registered capital or extending shareholders’ loans.

The PRC government’s restrictive regulations and measures could increase our operating costs in adapting to these regulations and measures, limit our access to capital resources or even restrict our business operations. We cannot be certain that the PRC government will not issue additional and more stringent regulations or measures, which could further adversely affect our business and prospects.

Our sales, revenues and operations will be affected if our customers are not able to secure mortgage financing on attractive terms, if at all.

Substantially all purchasers of our residential properties rely on mortgages to fund their purchases. If the availability or attractiveness of mortgage financing is reduced or limited, many of our prospective customers may not be able to purchase our properties and, as a result, our business, liquidity and results of operations could be adversely affected. Among other factors, the availability and cost of mortgage financing may be affected by changes in PRC regulations or policies or changes in interest rates.

The recent circulars issued by the PRC State Council and related measures taken by ministries and local governments have restricted and may continue to restrict the ability of purchasers to qualify for or obtain mortgage financing. In response to the circular issued in April 2010 which provided that banks can decline to provide mortgage financing to either a purchaser of a third residential property or a non-resident purchaser, certain banks in Kunshan in Jiangsu Province (which typically has a high percentage of non-resident purchasers) have ceased providing mortgage loans until they have had an opportunity to interpret the circular further. This lending moratorium may not only affect our current and future sales of properties in Kunshan, but may also lead to cancellations of our existing sales and the returning of down payments by us to those persons who have previously entered into a contract with us to purchase a unit but were unable to obtain a mortgage within the 30-day period after the contract date. We cannot predict how long this voluntary lending moratorium will continue or what other action, if any, the banks in Kunshan or any other city in which we operate, may take.

In addition, under existing regulations, mortgagee banks may not lend to any individual borrower if the monthly repayment of the anticipated mortgage loan would exceed 50% of the individual borrower’s monthly income or if the total debt service of the individual borrower would exceed 55% of such individual’s monthly income.

An increase in interest rates may significantly increase the cost of mortgage financing, thus affecting the affordability of residential properties. In order to promote the healthy development of the Chinese property market during the global financial and economic crisis experienced in the latter half of 2008, the PBOC issued the Circular on Further Decreasing the Loan Interest Rate for Non-Welfare Residential Property and Other Relevant Issues, or Circular 302, on October 22, 2008. This Circular provides that, as of October 27, 2008, the lowest applicable loan interest rate for non-welfare residential property is reduced to 70% of the benchmark interest rate and the lowest applicable down payment ratio is reduced to 20% of the total purchase price. Financial institutions must determine the applicable loan interest rate and down-payment ratio for non-welfare residential property according to the following factors: (i) whether the borrower is purchasing a property for the first time; (ii) whether the borrower is purchasing the property for his own use; (iii) whether the property purchased is an ordinary residential property; and (iv) risk factors including the borrower’s credit records and payment ability. Notwithstanding the requirements set forth in Circular 302, we have noted that several major commercial banks in China have recently voluntarily increased their lowest applicable loan rate for non-welfare residential property from 70% of the benchmark interest rate to 80% or above. We cannot ensure that there will not be any new laws and regulations which will make such voluntary actions compulsory.

In line with industry practice, we provide guarantees to PRC banks with respect to loans procured by the purchasers of our properties for the total amount of mortgage loans. Such guarantees expire upon the completion of the registration of the mortgage with the relevant mortgage registration authorities. If there are changes in laws, regulations, policies and practices that would prohibit property developers from providing guarantees to banks in respect of mortgages offered to property purchasers and as a result, banks would not accept any alternative guarantees by third parties, or if no third party is available or willing in the market to provide such guarantees, it may become more difficult for property purchasers to obtain mortgages from banks and other financial institutions during sales and pre-sales of its properties. Such difficulties in financing could result in a substantially lower rate of sale and pre-sale of our properties, which would adversely affect our cash flow, financial condition and results of operations.

Our business requires access to substantial financing. Our failure to obtain adequate financing in a timely manner could severely adversely (1) restrict our ability to complete existing projects, expand our business, or repay our debts and (2) affect our financial performance and condition.

Our property development business is capital intensive. To date, we have funded our operations primarily through bank borrowings, shareholder loans, proceeds from sales and pre-sales of our properties and proceeds from issuance of equity and debt securities. We obtain commercial bank financing for our projects through credit lines extended on a case-by-case basis. Our ability to secure sufficient financing for land use rights acquisition and property development and repayment of our existing onshore and offshore debt obligations depends on a number of factors that are beyond our control, including lenders’ perceptions of our creditworthiness, market conditions in the capital markets, investors’ perception of our securities, the PRC economy and the PRC government regulations that affect the availability and cost of financing for real estate companies or the property purchasers. Since 2003, commercial banks have been prohibited, under guidelines of the PBOC, from advancing loans to fund the payment of land use rights and projects can be only partially funded based on loan-to-value ratios. In January 2010, the PRC State Council issued a circular to control the recent rapid increase in housing prices. The circular instructed the PBOC and the China Banking Regulatory Commission to tighten the supervision of the bank lending to the real estate sector. Subsequently, the PBOC raised the reserve requirement ratio for commercial banks by 0.5% to 16.5% and further increase the ratio to 17.0% effective May 10, 2010. Increases in the reserve requirement ratio will reduce the amount of commercial bank credit available to businesses in China, including us. We generate significant cash flow through pre-sales, which are subject to government restrictions. In particular, the PRC regulations on the pre-sales of properties generally provides that the proceeds from the pre-sales of a real estate project may only be used for the construction of such project. Any potential government restrictions on pre-sales could significantly increase our financing needs. Moreover, our ability to move cash through inter-company transfers or transfer funds from onshore subsidiary to offshore parent company is limited by PRC government regulations, limiting our ability to use excess cash resources in one subsidiary to fund the obligations of another subsidiary or the offshore parent company.

Furthermore, various other PRC regulations restrict our ability to raise capital through external financing and other methods, including, without limitation, the following:

•	we cannot pre-sell uncompleted residential units in a project prior to achieving certain development milestones specified in related regulations;

•	we cannot borrow from a PRC bank for a particular project unless we fund at least 35% of the total investment amount of that project from our own capital;

•	we cannot borrow from a PRC bank for a particular project if we do not obtain the land use rights certificate for that project;

•	property developers are strictly restricted from using the proceeds from a loan obtained from a local bank to fund property developments outside the region where that bank is located; and

•	PRC banks are prohibited from accepting properties that have been vacant for more than three years as collateral for loans.

As of December 31, 2009, our contractual obligations amounted to US$641.9 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. Of this amount, US$582.3 million was due within one year. In addition, in the last four months of 2009, we acquired five parcels of land total with an aggregate consideration of US$341.0 million, of which we have already paid US$190.8 million as of December 31, 2009, paid US$17.2 million in January 2010 and are required to pay off the remaining balance by May 2010. In April 2010, we repaid in full our US$75.0 million guaranteed senior floating rate notes, or the floating rate notes, and our US$25.0 million convertible subordinate notes due 2012, or the convertible notes. At the same time, we issued a new US$40.0 million senior secured note due 2013, the proceeds of which were used in connection with the repayment of the floating rate notes and the convertible notes. During 2010, we have also obtained additional commercial financing for certain of our projects, some of which is due within one year.

There can be no assurance that our internally generated cash flow and external financing will be sufficient for us to meet our contractual and financing obligations in a timely manner. Due to the current measures imposed (as well as other measures that may be imposed by the PRC government in the future) which limit our access to additional capital, we cannot assure you that we will be able to obtain sufficient funding to finance intended purchases of land use rights, develop future projects or meet other capital needs as and when required at a commercially reasonable cost or at all. Our failure to obtain adequate financing in a timely manner and on reasonable terms could severely adversely (1) restrict our ability to complete existing projects, expand our business, or repay our debts and (2) affect our financial performance and condition.

Our senior secured note contains certain financial and other covenants that restrict our ability to pay dividends, raise further debt and take other corporate actions which may adversely affect our business.

In April 2010, we issued a US$40 million guaranteed senior secured note due 2013 that contains a number of significant financial and other covenants substantially similar to the covenants included in the indentures for our floating rate notes and convertible notes repaid in April 2010. Such covenants restrict, among other things, our ability and the ability of our subsidiaries to incur additional debt or guarantees, make restricted payments, make investments, pay dividends or distributions on our or our subsidiaries’ capital stock, repurchase our or our subsidiaries’ capital stock, pay subordinated indebtedness, make or repay inter-company loans or enter into non-ordinary course business transactions. Among other restrictions, we are limited in the dollar amount of mortgage guarantees we may provide if we do not maintain a minimum consolidated interest expense coverage ratio, or interest coverage ratio.

As a result of the covenants, our ability to pay dividends or other distributions on our common shares and the ADSs may be limited. These covenants also restrict our ability to raise additional capital in the future through bank borrowings and debt and equity issuances and may restrict our ability to engage in some transactions that we expect to be of benefit to us. The covenants may also limit the amount of units we may sell in any period by limiting the amount of mortgage guarantees we can provide to purchasers if we do not maintain the requisite interest coverage ratio.

The note is secured by the mortgage of our shares in our wholly owned subsidiary, Xinyuan Real Estate, Ltd., or Xinyuan Ltd., which indirectly holds all of our assets and operations in China. If we default under the note in the future, the holder may enforce its claims against these shares to satisfy our obligations to it. In such an event, the holder of the note could gain ownership of the shares of Xinyuan Ltd., and, as a result, own and control all of our subsidiaries in China. We conduct substantially all of our operations in China and all of our assets are located in China and, if we default under the note, we could lose control or ownership of our assets and operations in China and there may be no assets remaining from which your claims could be satisfied. In addition, the note is also secured by the pledge of all of Xinyuan Ltd.’s shares in Xinyuan (China) Real Estate, Ltd., or Xinyuan China, and a pledge of our and our subsidiaries’ assets located outside of the PRC.

Our proposed acquisition of the 55% equity interest in Jiantou Xinyuan is subject to a public listing and auction process for the transfer of state-owned assets. We cannot assure you that we will win the auction process to acquire such the equity interest at the terms we previously negotiated with the sellers, or at all.

On September 25, 2009, we, through our indirectly wholly owned subsidiary Henan Xinyuan Real Estate. Co., Ltd., or Henan Xinyuan, entered into an Equity Transfer and Profit Distribution Agreement, or ETA, with Zhengzhou General Construction Investment Company and Zhengzhou Jiantou Project Consulting Co., Ltd., or collectively the Sellers, to acquire their 55% interest in Jiantou Xinyuan, or the 55% Equity. We currently own the remaining 45% equity interest in Jiantou Xinyuan through Henan Xinyuan.

As the Sellers are state-owned enterprises, our proposed acquisition of the 55% Equity is deemed a transfer of state-owned assets, which under the PRC laws and regulations are required to be sold or disposed of through a public listing and auction process unless a proposed sale or disposal has been exempted by the relevant authority from such listing and auction process. Under the ETA, the Sellers are responsible for obtaining the government approvals necessary for the transfer.

The 55% Equity has now been listed in the local assets and equity exchange for a competitive auction to determine the purchaser of, and the transfer price for, the 55% Equity based on the results of such auction. The minimum listing price is based on an independent asset appraisal and will likely be substantially higher than the purchase price agreed in the ETA. We currently intend to participate in the auction process, but we cannot guarantee you that we will win the auction. As an existing shareholder of Jiantou Xinyuan, Henan Xinyuan is entitled to a right of first refusal on the sale of the 55% Equity. If any third party bidder participates in the auction, we currently plan to exercise such right to match any reasonable competitive bid that exceeds our bid price. However, even if we manage to win the auction for the 55% Equity, regardless of whether or not through exercising our right of first refusal, we cannot assure you that the final purchase price for the 55% Equity will not exceed the price as provided in the ETA, particularly given the anticipated minimum listing price, or that the other terms of the final purchase will not be different from the terms we agreed with the Sellers in the ETA. Furthermore, if we determine that the listing price or the price bid by a third party is unreasonably high we might decide not to exercise our right of first refusal with respect to the 55% Equity. In such an event, we would not acquire the 55% Equity and, depending on the results of the auction, we may have joint ownership of Jiantou Xinyuan with one or more new joint venture partners with whom we may not be familiar. If we do not develop and maintain a good relationship with such new partner(s), Jiantou Xinyuan’s results of operations may be adversely affected, which in turn may adversely affect our results of operations.

We are a holding company that depends on dividend payments from our subsidiaries for funding.

We are a holding company established in the Cayman Islands and operate all of our business and operations through our subsidiaries in China. Therefore, our ability to pay dividends to our shareholders and to service our indebtedness depends upon dividends that we receive from our subsidiaries in China. If our subsidiaries incur indebtedness or losses, such indebtedness or losses may impair their ability to pay dividends or other distributions to us. As a result, our ability to pay dividends and to service our indebtedness will be restricted. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries, including wholly foreign-owned enterprises and domestic companies, is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reaches 50.0% of its respective registered capital. As of December 31, 2009, our statutory reserves under PRC GAAP amounted to US$24.4 million, and our accumulated deficit amounted to US$117.2 million. Our statutory reserves are not distributable as cash dividends. The terms of our senior secured note due 2013 contain restrictions on our subsidiaries’ ability to pay dividends. In addition, restrictive covenants in bank credit facilities, joint venture agreements or other agreements that we or our subsidiaries currently have or may enter into in the future may also restrict the ability of our subsidiaries to make contributions to us and our ability to receive distributions. Therefore, these restrictions on the availability and usage of our major source of funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.

By:	/s/ Thomas Gurnee
Name:	Thomas Gurnee
Title:	Chief Financial Officer

Date: May 14, 2010